.
NOTE 1 – NATURE OF OPERATIONS

Spirit Hoods Inc. was formed on March 25, 2022 in the State of Delaware.   The financial statements of Spirit Hoods Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Spirit Hoods, Inc. is an animal inspired apparel and goods company. Currently manufacturing a wide range of fake fur garments and accessories (examples include but are not limited to fake fur coats, jackets, robes, loungewear, throws, blankets, pillows, hats, mittens, and more).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

This note provides detailed information regarding the company's debt obligations as of December 31, 2023, including both short-term and long-term debts.

Creditor: Greg Wheelock
Amount Owed: $80,000.00
Interest rate: 0.0%
During 2017, the Company received a loan from Greg, father of the owner of the company, in the amount of $80,000.00 without interest. As of December 31, 2023 and December 31, 2022, the outstanding balances were $80,000.00 and $80,000.00 respectively. The loan is classified as long-term loan.

Creditor: Quasim Khan
Amount Owed: $69,500.00
Interest rate: 0.0%
Maturity Date: December 31,2029
During 2017, the Company received a loan from Quasim Khan in the amount of $150,000.00. As of December 31, 2023 and December 31, 2022, the loan had an outstanding balance of $69,500.00 and

$79,500.00 respectively and the amount of $6,000.00 was classified as current portion while the remainder was classified as non-current.

Creditor: PayPal Loan
Amount Owed: $27,530
Loan fee: $28,619.00
As of March 1, 2023 the Company received a working capital loan from PayPal in the amount of $220,000.00. The loan has a fee of $28,619.00, bringing the total payment amount to $248,619.00. The loan carries a repayment percentage of 30%, and a minimum payment in the amount of $20,124 is required every 90 days.

Creditor: SBA
Amount Owed: $1,994,817.39
Interest rate: 3.75%
Maturity Date: June 16, 2050
On June 16, 2020, the Company received a loan in the amount of $150,000 from the U.S. Small Business Administration (SBA). On March 16th, the company received an additional $350,000 loan from the SBA. Again, on May 1st 2022, the company received an additional $1,500,000, for a total loan amount of $2,000,000. The loan carries an interest rate of 3.75% per year and the monthly installment payments, including principal and interest of $9,936, began twenty four months from the date of the original promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note.

Creditor: Kickfurther
Amount Owed: $246,508.00
Interest rate: varying
Maturity Date: varying
During the year 2023, the Company received inventory financing from Kickfurther in the total amount of $650,915 with varying terms and maturity dates. The average maturity on the financing was 5.5 months and average interest paid was 16%. As of December 31, 2023, the outstanding balance was $246,508 and this is classified as current liability.

NOTE 4 – INVENTORY

Inventory as of December 31, 2023 is valued at cost or net realizable value, using weighted average cost method. The inventory is comprised of Finished Goods with a total value of $1,201,878.

The Inventory is collateral for the SBA loan of $1,994,817

NOTE 5 - COMMITMENTS AND CONTINGENCIES

As of June 12, 2023 the company entered into a second extension to a long-term lease agreement for office and warehouse space.

The lease was extended for an additional Thirty-six (36) months under the following terms:

August 1, 2023 - July 31, 2024	$6,500.00 per month
August 1, 2024 - July 31, 2025	$6,760.00 per month
August 1, 2025 - July 31, 2026	$7,030.00 per month

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
We originally authorized the issuance of 15,000,000 shares of our common stock. As of December 31, 2023 the number of shares issued was 7,551,837. Of the 15,000,000 shares, 51,837 shares were issued to Equity Crowdfund investors as part of the Regulation CF Raise.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated the subsequent events that occurred after December 31, 2023 through April 1, 2024, the issuance date of these financial statements. On January 1, 2024, Chase Hamilton (CEO) purchased the remaining shares from Michael Marotta and he is now 99.3% owner of the Company. There have been no other events or transactions during this time which would have a material effect on these financial statements.

In addition, the company obtained an additional future receivables loan from Shopify as follows;

Creditor: Shopify
Amount Owed as of March 31 2024: $461,992.93
Estimated APR: 13.47%
Loan fee: $55,000.00
As of January 4, 2024 the Company received a working capital loan from Shopify in the amount of $500,000.00. The loan has a fee of $55,000.00, bringing the total payment amount to $555,000.00. The loan carries a repayment percentage of 14%.

SPIRIT HOODS INC

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
4000 Retail Sales		
4010 Online Sales / Shopify	5,751,117.55	4,776,508.42
4020 Returns & Allowances - DTC	-405,691.19	-365,301.30
4300 Retail Discounts	-396,713.84	-214,865.81
Total 4000 Retail Sales	**4,948,712.52**	**4,196,341.31**
4100 Wholesale Sales		
4110 Wholesale Sales	14,322.73	
Total 4100 Wholesale Sales	**14,322.73**	
4900 Uncategorized Income	227.89	
PayPal Sales	681.35	
Shipping Income	28.00	
Total Income	**$4,963,972.49**	**$4,196,341.31**
Cost of Goods Sold		
*Cost of Goods Sold	0.00	
5000 Cost of Goods Sold	0.00	
5300 COGS - Online Sales	1,882,770.85	1,556,130.27
5310 COGS - Other	500.00	
5330 COGS - Freight, Inspection	115,463.43	
Total 5000 Cost of Goods Sold	**1,998,734.28**	**1,556,130.27**
Total Cost of Goods Sold	**$1,998,734.28**	**$1,556,130.27**
GROSS PROFIT	**$2,965,238.21**	**$2,640,211.04**
Expenses		
6100 Selling Expenses		
6105 Marotta, LLC	95,500.00	129,500.00
6110 Labor - Marketing		
6111 Marketing Wages	0.00	15,553.85
6112 Payroll Taxes - Mktg	0.00	1,609.78
Total 6110 Labor - Marketing	**0.00**	**17,163.63**
6120 Marketing Expenses		
6121 Marketing Consultant	264,944.12	262,975.91
6122 Online Advertising	1,349,579.50	1,000,203.07
6123 E-Commerce	146,930.96	147,313.40
6124 Mktg Print Materials	810.96	888.77
6125 Marketing Supplies	1,908.37	6,304.81
6126 Marketing Travel Exp	1,793.88	942.64
6127 Mktg Meal & Entertain	2,105.58	
6128 Marketing software & subscriptions	2,385.30	
6129 Marketing PR	3,096.25	
Total 6120 Marketing Expenses	**1,773,554.92**	**1,418,628.60**

SPIRIT HOODS INC
Profit and Loss
January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
6130 Business Development		300.00
6140 Promotions		
6141 Promotional Product	37,059.20	82,239.83
Total 6140 Promotions	**37,059.20**	**82,239.83**
6150 Photoshoots	300.00	1,500.00
6151 Photoshoot Consultant	4,870.08	3,520.00
6152 Models	43,983.49	18,550.00
6153 Photographer	20,081.00	8,512.83
6154 Photoshoot Rentals	5,684.43	2,862.43
6155 Photoshoot Supplies	2,531.18	4,644.52
6156 Photoshoot Travel Exp	1,741.83	
6157 Photoshoot Meals & Ent	885.66	462.53
Total 6150 Photoshoots	**80,077.67**	**40,052.31**
6160 Trade Shows		
6165 Trade Show Meals & Ent	517.56	
Total 6160 Trade Shows	**517.56**	
6170 Festivals/Pop-up		
6171 Festival Fees		350.00
6172 Festival Consultant		148.00
6175 Festival Travel Exp		154.28
6176 Festival Meals & Ent		364.63
Total 6170 Festivals/Pop-up		**1,016.91**
6180 Commissions & Royalties		
6185 Royalties Net	25,046.81	18,111.26
Total 6180 Commissions & Royalties	**25,046.81**	**18,111.26**
6190 Showroom Fees	356.13	
Total 6100 Selling Expenses	**2,012,112.29**	**1,707,012.54**
6152	0.00	
6300 General & Admin	0.00	
6310 Consulting - Latif	122,200.00	159,500.00
6320 Labor - Gen & Admin		
6322 Administration Wages	217,705.27	119,468.15
6323 Customer Service Wages	78,499.90	60,886.64
6324 Company Benefits	1,704.78	
6325 Payroll Taxes - G&A	23,856.69	14,067.21
6326 Recruiting	1,796.82	4,948.90
6328 Payroll Expenses	15,768.34	13,244.93
Total 6320 Labor - Gen & Admin	**339,331.80**	**212,615.83**

SPIRIT HOODS INC

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
6330 Health Insurance Reimbursements		
6331 Latif Health Ins	14,925.08	9,208.90
6332 Marley Health Ins	14,093.07	5,685.00
6333 Staff Health Ins	17,959.81	
Total 6330 Health Insurance Reimbursements	**46,977.96**	**14,893.90**
6340 Insurance Expense		33.71
6341 Life Insurance	375.00	660.00
6342 Workmans Comp	10,153.01	9,364.88
6345 Liability Insurance	15,058.59	15,378.40
Total 6340 Insurance Expense	**25,586.60**	**25,436.99**
6350 Office Occupancy Expenses		
6351 Rent	79,576.00	77,020.00
6353 Utilities	11,574.76	8,300.89
6355 Telephone	3,070.72	1,380.00
6357 Security	506.00	480.00
6358 Repairs & Maintenance	3,722.01	4,907.18
6359 Storage & Warehousing	12,174.31	5,506.94
6360 Gas and Electric	2,694.27	5,054.76
6361 Water	31.36	227.64
Total 6350 Office Occupancy Expenses	**113,349.43**	**102,877.41**
6360 Travel & Auto Expenses	41.91	
6361 General Travel Expenses	7,569.43	1,522.81
6362 General Meals and Entertainment	6,696.34	13,004.38
6365 Auto Expenses	29,427.34	30,394.34
6367 Parking	873.99	657.25
Total 6360 Travel & Auto Expenses	**44,609.01**	**45,578.78**
6370 Professional Fees		
6371 Accounting Fees	52,345.51	64,219.00
6375 Legal Fees	12,977.75	16,033.45
6377 General Consulting	59,877.45	21,891.15
Total 6370 Professional Fees	**125,200.71**	**102,143.60**
6380 Office Supplies & Fees	133.85	
6381 Office Supplies Exp	9,317.91	15,663.15
6383 Licenses, Taxes & Fees	21,664.66	2,494.74
6385 Dues and Subscriptions	19,998.00	27,018.54
6387 Penalties & Interest	269.80	4,543.14
Total 6380 Office Supplies & Fees	**51,384.22**	**49,719.57**

SPIRIT HOODS INC

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
6390 Bank Service Fees		
6391 Bank Stmt Fees & Interest	22,647.72	1,941.03
6393 Merchant Fees	149,490.01	117,305.62
6394 PayPal Fees	31,215.64	26,360.60
6395 Loan Fees (Shopify, Paypal)	97,323.05	65,388.51
6396 Loan Fees/Inventory Financing	85,456.16	
Total 6390 Bank Service Fees	**386,132.58**	**210,995.76**
6400 Interest Expense	1,618.38	274.53
6401 Loan Interest	89,223.39	17,934.93
6405 Finance Charge		12,769.18
Total 6400 Interest Expense	**90,841.77**	**30,978.64**
6410 Depreciation Expense	11,113.81	12,263.47
6420 Charitable Contributions	2,500.00	4,000.00
6430 Taxes		
6435 State Franchise Taxes	1,798.13	
Total 6430 Taxes	**1,798.13**	
Total 6300 General & Admin	**1,361,026.02**	**971,003.95**
6500 Shipping	1,651.20	
6510 Cost of Labor - Shipping		
6511 Shipping Wages	115,942.46	77,834.08
6515 Payroll Tax - Shipping	6,409.04	6,784.57
6517 Shipping Contractors		320.00
Total 6510 Cost of Labor - Shipping	**122,351.50**	**84,938.65**
6518 Inspection Fees	9,281.25	
6520 Shipping - Income	-265,468.99	-167,692.38
6530 Domestic Freight	592,258.33	497,920.12
6540 International Shipping	31,456.58	54,933.50
6550 Shipping Supplies	31,128.83	30,260.68
Total 6500 Shipping	**522,658.70**	**500,360.57**
6600 Production Expenses		
6610 Cost of Labor - Production		
6611 Production Salary	116,254.16	98,499.88
6612 Production Payroll Taxes	8,730.35	7,735.94
6615 Production Subcontractor	312.40	1,075.10
Total 6610 Cost of Labor - Production	**125,296.91**	**107,310.92**
6620 Production Supplies	134.45	1,298.00
6630 Production Travel Exp	3,692.82	5,740.89
6631 Production Meals & Ent	1,603.89	
Total 6600 Production Expenses	**130,728.07**	**114,349.81**

SPIRIT HOODS INC

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
6700 Design Expenses		
6710 Cost of Labor - Design		
6711 Design Salary	40,214.83	40,313.94
6712 Design Payroll Taxes	2,907.71	3,418.36
Total 6710 Cost of Labor - Design	**43,122.54**	**43,732.30**
6720 Research and Development		
6722 Patterns & Prototypes		243.60
6723 Sampling	2,930.20	3,593.52
6726 R&D Fabrics & Trims	3,703.32	4,038.26
6727 Competitors Samples	398.58	42.69
6728 Design Supplies	1,853.92	
6729 R&D Postage & Delivery	9,759.60	2,960.55
Total 6720 Research and Development	**18,645.62**	**10,878.62**
Total 6700 Design Expenses	**61,768.16**	**54,610.92**
7000 Bad Debt Expense	8,056.50	
Uncategorized Expense		0.00
Total Expenses	**$4,096,349.74**	**$3,347,337.79**
NET OPERATING INCOME	$ -1,131,111.53	$ -707,126.75
Other Income		
7005 Other Income	759.00	9,080.97
7030 Interest Income	4,506.22	
Total Other Income	**$5,265.22**	**$9,080.97**
Other Expenses		
7007 Issuance Fees	1,100.66	8,902.80
Total Other Expenses	**$1,100.66**	**$8,902.80**
NET OTHER INCOME	**$4,164.56**	**$178.17**
NET INCOME	**$ -1,126,946.97**	**$ -706,948.58**

SPIRIT HOODS INC

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
1001 USBank Checking 9315	0.00	0.00
1002 USBank Checking 7157	53,566.17	18,345.68
1010 Petty Cash	3,125.00	1,030.00
1020 USBank Checking 1099	5,389.28	651,355.12
1030 PayPal-USD	9,798.40	7,139.79
1031 Paypal - Other Currency	7,527.03	722.30
1033 Veem	0.00	0.00
1072 Bill.com Money Out Clearing	7,640.48	750.00
Total Bank Accounts	**$87,046.36**	**$679,342.89**
Accounts Receivable		
1100 Accounts Receivable	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
1115 Undeposited Funds	0.00	0.00
1200 Inventory Asset	0.00	0.00
1210 Finished Goods	1,134,805.38	1,131,949.66
1215 Finished Goods - Other	67,073.00	55,408.50
1220 WIP & Raw Materials	0.00	0.00
1230 Raw Materials - Fur	0.00	120,679.66
1235 Raw Materials - Fabric	0.00	141,426.45
1240 Raw Materials - Trims & Acc	0.00	2,466.12
1245 Cutting, Sewing & Other Svcs	0.00	0.00
Total 1220 WIP & Raw Materials	**0.00**	**264,572.23**
Total 1200 Inventory Asset	**1,201,878.38**	**1,451,930.39**
1300 Clearing Accounts		
1310 House AR Clearing	0.00	0.00
1320 Online Sales Clearing	124,700.42	38,750.99
1321 Clearing Acct - Returns	0.00	0.00
Total 1300 Clearing Accounts	**124,700.42**	**38,750.99**
1340 Prepaid Expenses	16,712.59	36,243.19
1342 Prepaid Interest	32,610.48	
1345 Prepaid Taxes	0.00	0.00
1350 Other Receivable	846.90	114,476.83
1360 Loan to Mac M Cutting, Inc	0.00	8,056.50
1370 Due to/from Yemenici	0.00	0.00
1380 Due to/from Shanglim	0.00	0.00

SPIRIT HOODS INC

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
Total Other Current Assets	**$1,376,748.77**	**$1,649,457.90**
Total Current Assets	**$1,463,795.13**	**$2,328,800.79**
Fixed Assets		
1510 Leasehold Improvements	27,394.00	27,394.00
1520 Office Equipment	17,266.32	17,266.32
1530 Furniture & Fixtures	0.00	0.00
1540 Production and Warehouse Equip	25,938.94	25,938.94
1600 Accumulated Depreciation	-52,073.95	-40,960.14
Total Fixed Assets	**$18,525.31**	**$29,639.12**
Other Assets		
1700 Rental and Other Deposits	11,400.00	17,968.76
Total Other Assets	**$11,400.00**	**$17,968.76**
TOTAL ASSETS	**$1,493,720.44**	**$2,376,408.67**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable	441,704.11	568,827.08
Total Accounts Payable	**$441,704.11**	**$568,827.08**
Credit Cards		
2010 US Bank Visa x1208	21,410.18	613.26
2011 Central Bill x6893 US Bank VISA	43,748.98	14,662.79
2020 Chase 2844 - SW Air	57,244.91	25,726.21
2025 2025 Chase x2307	0.00	16,252.00
2026 CHASE Inc x4592	69,975.85	
2030 Amex 1009	904.85	398.63
2031 2031 AMEX 2003	35,301.96	93,044.07
2032 AMEX Latif x1006	4,713.70	
2040 Capital One x3108	14,622.96	
2050 DIVVY MASTER	0.00	
Total Credit Cards	**$247,923.39**	**$150,696.96**
Other Current Liabilities		
2200 Other Payables & Accrued Liab		
2210 Sales Tax Payable	136,146.64	64,481.99
2215 Gift Cards Payable	43,568.21	28,884.01
2220 Accrued Expenses	20,124.63	30,424.74
2230 Accrued Payroll	17,355.41	12,213.77
2250 Suspense	0.00	0.00

SPIRIT HOODS INC

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
Total 2200 Other Payables & Accrued Liab	**217,194.89**	**136,004.51**
2300 Notes Payable - Current		
2320 Qasim Khan - Current	6,000.00	6,000.00
2335 SBA PPP Loan	0.00	0.00
Total 2300 Notes Payable - Current	**6,000.00**	**6,000.00**
2350 Merchant Loans		
2352 Paypal Working Capital Loan	27,530.49	51,568.55
2353 AMEX Merchant Loan	0.00	0.00
2354 Shopify Merchant Loan	0.00	0.00
2355 Wayflyer Loan	-0.01	-0.01
2356 Onramp Funds	0.00	
2357 Shopify Merchant Loan #3	0.00	
Total 2350 Merchant Loans	**27,530.48**	**51,568.54**
2360 Inventory Finance		
2362 Kickfurther Loans	246,508.30	
Total 2360 Inventory Finance	**246,508.30**	
2400 Notes Payable - Members		
2410 Notes Payable - Donglim	0.00	0.00
2415 Note Payable - Shanglim LLC	0.00	0.00
2420 Notes Payable - Shannon Fabrics	0.00	0.00
Total 2400 Notes Payable - Members	**0.00**	**0.00**
2450 Deferred Revenue	0.00	14,322.73
Total Other Current Liabilities	**$497,233.67**	**$207,895.78**
Total Current Liabilities	**$1,186,861.17**	**$927,419.82**
Long-Term Liabilities		
2500 Notes Payable- LT Portion		
2510 Loan from Greg	80,000.00	80,000.00
2520 Loan from Qasim Khan	63,500.00	73,500.00
2530 SBA EIDL - LT	1,994,817.39	2,000,000.00
Total 2500 Notes Payable- LT Portion	**2,138,317.39**	**2,153,500.00**
Loan from Qasim Khan	0.00	
Total Long-Term Liabilities	**$2,138,317.39**	**$2,153,500.00**
Total Liabilities	**$3,325,178.56**	**$3,080,919.82**
Equity		
3000 Opening Bal Equity	-231,298.27	-231,298.27
3010 Opening Balance Equity	231,298.27	231,298.27

SPIRIT HOODS INC

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
3100 Partner One Equity - Chase		
3110 Partner One Draws	-72,601.49	-72,601.49
3120 Partner One Earnings	-10,294.79	-10,294.79
3130 Partner One Investments	30,000.00	30,000.00
Total 3100 Partner One Equity - Chase	**-52,896.28**	**-52,896.28**
3200 Partner Two Equity-Marley		
3210 Partner Two Draws	-68,244.12	-68,244.12
3220 Partner Two Earnings	-18,914.37	-18,914.37
3230 Partner Two Investments	40,000.00	40,000.00
Total 3200 Partner Two Equity-Marley	**-47,158.49**	**-47,158.49**
3300 Partner Equity - Shanglim, LLC		
3320 Shanglim - Earnings	0.00	0.00
3330 Partner Investments	0.00	0.00
Total 3300 Partner Equity - Shanglim, LLC	**0.00**	**0.00**
3400 Crowdfund Investment	102,492.20	102,492.20
3500 Retained Earnings	-706,948.58	0.00
Parter Four Equity-Ashley (deleted)		
Parnter Four Draws	0.00	0.00
Parnter Four Earnings	0.00	0.00
Partner Four Buy Out	0.00	0.00
Total Parter Four Equity-Ashley (deleted)	**0.00**	**0.00**
Partner Three Equity-Alex (deleted)	0.00	0.00
Partner Three Draws	0.00	0.00
Partner Three Earnings	0.00	0.00
Total Partner Three Equity-Alex (deleted)	**0.00**	**0.00**
Net Income	-1,126,946.97	-706,948.58
Total Equity	**$ -1,831,458.12**	**$ -704,511.15**
TOTAL LIABILITIES AND EQUITY	**$1,493,720.44**	**$2,376,408.67**

SPIRIT HOODS INC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,126,946.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	0.00
1200 Inventory Asset	0.00
1210 Inventory Asset:Finished Goods	-2,855.72
1215 Inventory Asset:Finished Goods - Other	-11,664.50
1230 Inventory Asset:WIP & Raw Materials:Raw Materials - Fur	120,679.66
1235 Inventory Asset:WIP & Raw Materials:Raw Materials - Fabric	141,426.45
1240 Inventory Asset:WIP & Raw Materials:Raw Materials - Trims & Acc	2,466.12
1320 Clearing Accounts:Online Sales Clearing	-85,949.43
1340 Prepaid Expenses	19,530.60
1342 Prepaid Interest	-32,610.48
1350 Other Receivable	113,629.93
1360 Loan to Mac M Cutting, Inc	8,056.50
2000 Accounts Payable	-127,122.97
2010 US Bank Visa x1208	20,796.92
2011 Central Bill x6893 US Bank VISA	29,086.19
2020 Chase 2844 - SW Air	31,518.70
2025 2025 Chase x2307	-16,252.00
2026 CHASE Inc x4592	69,975.85
2030 Amex 1009	506.22
2031 2031 AMEX 2003	-57,742.11
2032 AMEX Latif x1006	4,713.70
2040 Capital One x3108	14,622.96
2050 DIVVY MASTER	0.00
2210 Other Payables & Accrued Liab:Sales Tax Payable	71,664.65
2215 Other Payables & Accrued Liab:Gift Cards Payable	14,684.20
2220 Other Payables & Accrued Liab:Accrued Expenses	-10,300.11
2230 Other Payables & Accrued Liab:Accrued Payroll	5,141.64
2352 Merchant Loans:Paypal Working Capital Loan	-24,038.06
2354 Merchant Loans:Shopify Merchant Loan	0.00
2356 Merchant Loans:Onramp Funds	0.00
2357 Merchant Loans:Shopify Merchant Loan #3	0.00
2362 Inventory Finance:Kickfurther Loans	246,508.30
2450 Deferred Revenue	-14,322.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**532,150.48**
Net cash provided by operating activities	**$ -594,796.49**
INVESTING ACTIVITIES	
1600 Accumulated Depreciation	11,113.81
1700 Rental and Other Deposits	6,568.76
Net cash provided by investing activities	**$17,682.57**
FINANCING ACTIVITIES	
2520 Notes Payable- LT Portion:Loan from Qasim Khan	-10,000.00

SPIRIT HOODS INC

Statement of Cash Flows

January - December 2023

	TOTAL
2530 Notes Payable- LT Portion:SBA EIDL - LT	-5,182.61
Loan from Qasim Khan	0.00
3400 Crowdfund Investment	0.00
Net cash provided by financing activities	**$ -15,182.61**
NET CASH INCREASE FOR PERIOD	**$ -592,296.53**
Cash at beginning of period	679,342.89
CASH AT END OF PERIOD	**$87,046.36**

SPIRIT HOODS INC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-706,948.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	
1210 Inventory Asset:Finished Goods	65,822.52
1215 Inventory Asset:Finished Goods - Other	-46,641.77
1235 Inventory Asset:WIP & Raw Materials:Raw Materials - Fabric	-57,619.73
1240 Inventory Asset:WIP & Raw Materials:Raw Materials - Trims & Acc	-49.85
1320 Clearing Accounts:Online Sales Clearing	-20,399.58
1340 Prepaid Expenses	16,367.30
1350 Other Receivable	-0.50
2000 Accounts Payable	49,361.85
2010 US Bank Visa x1208	-46,543.19
2011 Central Bill x6893 US Bank VISA	14,662.79
2020 Chase 2844 - SW Air	1,027.20
2025 2025 Chase x2307	16,252.00
2030 Amex 1009	-37,908.15
2031 2031 AMEX 2003	93,044.07
2210 Other Payables & Accrued Liab:Sales Tax Payable	32,385.79
2215 Other Payables & Accrued Liab:Gift Cards Payable	6,067.71
2220 Other Payables & Accrued Liab:Accrued Expenses	30,424.74
2230 Other Payables & Accrued Liab:Accrued Payroll	-8,667.31
2352 Merchant Loans:Paypal Working Capital Loan	51,568.55
2354 Merchant Loans:Shopify Merchant Loan	-386,576.84
2355 Merchant Loans:Wayflyer Loan	-352,191.55
2415 Notes Payable - Members:Note Payable - Shanglim LLC	-250,000.00
2450 Deferred Revenue	14,322.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-815,291.22**
Net cash provided by operating activities	**$ -1,522,239.80**
INVESTING ACTIVITIES	
1520 Office Equipment	35,694.38
1530 Furniture & Fixtures	7,804.07
1540 Production and Warehouse Equip	30,165.62
1600 Accumulated Depreciation	-61,400.60
1700 Rental and Other Deposits	-3,985.16
Net cash provided by investing activities	**$8,278.31**
FINANCING ACTIVITIES	
2520 Notes Payable- LT Portion:Loan from Qasim Khan	-6,000.00
2530 Notes Payable- LT Portion:SBA EIDL - LT	1,850,000.00
3000 Opening Bal Equity	-231,298.27
3010 Opening Balance Equity	231,298.27
3110 Partner One Equity - Chase:Partner One Draws	-15,000.00
3120 Partner One Equity - Chase:Partner One Earnings	20,594.57
3130 Partner One Equity - Chase:Partner One Investments	15,000.00

SPIRIT HOODS INC

Statement of Cash Flows

January - December 2022

	TOTAL
3210 Partner Two Equity-Marley:Partner Two Draws	-25,000.00
3220 Partner Two Equity-Marley:Partner Two Earnings	20,594.57
3230 Partner Two Equity-Marley:Partner Two Investments	25,000.00
3400 Crowdfund Investment	102,492.20
3500 Retained Earnings	-41,189.14
Net cash provided by financing activities	**$1,946,492.20**
NET CASH INCREASE FOR PERIOD	**$432,530.71**
Cash at beginning of period	246,812.18
CASH AT END OF PERIOD	**$679,342.89**

SPIRIT HOODS STATEMENT OF CHANGES IN EQUITY

	Partners	Additional Paid-in Capital	Accumulated Income (Loss)	Total Equity (Deficit)
Equity beginning balance 2021	-3,310		117,415	$114,105
Income distribution	117,415		-117,415	
Partner Draws		-5,350		-5,350
Partner Buyout		-250,000		-250,000
Net income (loss)			41,189	41,189
Equity ending balance 2021	$114,105	-$255,350	$41,189	-$100,056
Income distribution	41,189		-41,189	0
Crowdfund Investments		102,492		102,492
Net income (loss)			-706,948	-706,948
Equity ending balance 2022	$155,294	-$152,858	-$706,948	-$704,512
Net income (loss)			-1,126,946	-1,126,946
Equity ending balance 2023	$155,294	-$152,858	-$1,833,894	-$1,831,458

I, Chase Hamilton, the CEO of Spirit Hoods Inc., hereby certify that the financial statements of Spirit Hoods Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $2,168,737; taxable income of $(-488,253) and total tax of $0.

Spirit Hoods Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 3rd, 2024.



_____ (Signature)

___CEO_____ (Title)

_____april 24 2024_____ (Date)